UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 July 2018

1st half 2018 financial results

Accelerated growth in 1st-half revenues, adjusted EBITDA and Operating Cash Flow confirms the 2018 objectives

	1st half 2018	change	change
In millions of euros		comparable basis	historical basis

Revenues	20,262	1.7%	0.9%
Adjusted EBITDA	5,984	3.3%	2.6%
Operating Income	2,350		2.8%
Consolidated net income	879		21.4%
CAPEX (excluding licences)	3,369	3.7%	2.8%
Operating Cash Flow	2,615	2.9%	2.4%

The 1st half confirmed the acceleration in revenue and adjusted EBITDA growth compared to the 1st half of 2017, on a comparable basis.

• Revenues from all operating segments[1] grew with a particularly strong contribution from Africa & Middle East, which rose 5.7%, and France, which increased 1.4%.

• The 3.3% growth in adjusted EBITDA in the 1st half confirmed the objective of stronger growth in 2018 compared to that achieved in 2017 with, in particular, double-digit growth in Spain. Adjusted EBITDA for the telecom activities rose 3.9% while the adjusted EBITDA margin improved by 0.6 percentage points.

• With savings of 486 million euros in the 1st half of 2018, the Explore2020 operating efficiency programme objective to realize 3 billion euros in gross savings over the 2015-2018 period was exceeded six-months early.

• CAPEX in the 1st half was in line with the objective of 7.4 billion euros in CAPEX for the full year and reflects the Group’s on-going efforts to provide the best fixed and mobile networks. At 30 June 2018, 4G mobile had more than 50 million customers (up 38% year on year) and over 29 million households were connected to very high-speed fixed broadband (up 26%).

The Group's strategy, focused on convergence and very high-speed fixed and mobile broadband, enabled us to continue to grow our client base in the 2nd quarter in a very competitive environment:

• The increase in convergent offers up 9.0% year on year (10.7 million customers at 30 June 2018) and SIM cards linked to convergent offers up 12.0% (18.0 million) reconfirmed Orange’s position as the leading convergent operator in Europe.

• Growth in fibre was very strong in the 2nd quarter with 119,000 net sales in France (a record for a 2nd quarter), 135,000 in Spain and a record 39,000 in Poland.

This strategy also enabled Orange to achieve growth in ARPO for convergence, Mobile Only and Fixed Only services in France and Spain.

2018 and mid-term outlook[2]

Orange re-affirms its objectives for 2018:

• Growth in adjusted EBITDA greater than that achieved in 2017 on a comparable basis;

• Increased CAPEX, peaking at 7.4 billion euros in 2018;

• Growth in Operating Cash Flow greater than in 2017 on a comparable basis;

• The ratio of net debt to adjusted EBITDA for the telecom activities to be maintained at about 2x in the medium term to preserve Orange's financial strength and its investment capacity.

For 2019 and 2020, growth in adjusted EBITDA, a reduction in CAPEX and growth in Operating Cash Flow.

Commenting on the publication of the 1st half results, Stéphane Richard, Chairman and CEO of Orange Group, said:

“The 1st half results showed accelerated growth across all the Group’s financial metrics. Revenues grew in all our regions while the strong acceleration in the Group’s adjusted EBITDA, which rose 3.3% during the half, reinforced our strategy of differentiation on the basis of service quality and demonstrated our constant focus on operational efficiency.

Our investment strategy in fibre and 4G is reflected in the sharp increase in our very high-speed broadband customer base. Orange now has 50 million 4G customers with 13 million in Africa, twice as many as a year ago. In fixed very high-speed broadband, the customer base continued to show particularly strong growth enabling us to reach 5.5 million customers, almost exclusively in fibre.

The success of our convergent offers was clear yet again. With more than 10 million convergent customers, Orange confirms its position as the leading convergent operator in Europe. We are proud to have been a pioneer on convergence - now an industry standard - which we see as an excellent lever both for customer loyalty and value creation.

For this great performance I would like to thank all the teams across the Group who work hard every day to serve our customers and ensure Orange’s success.”

Key figures

·   Half-year data

	H1 2018	H1 2017	H1 2017	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	20,262	19,924	20,088	1.7%	0.9%
Of which :
France	8,952	8,831	8,830	1.4%	1.4%
Spain	2,634	2,557	2,557	3.0%	3.0%
Europe	2,775	2,743	2,716	1.2%	2.2%
Africa & Middle East	2,524	2,389	2,491	5.7%	1.3%
Enterprise	3,530	3,529	3,614	0.0%	(2.3)%
International Carriers & Shared Services	759	809	819	(6.2)%	(7.3)%
Intra-Group eliminations	(912)	(934)	(939)	-	-
Adjusted EBITDA*	5,984	5,792	5,832	3.3%	2.6%
of which telecom activities	6,043	5,819	5,859	3.9%	3.2%
As % of revenues	29.8%	29.2%	29.2%	0.6 pt	0.7 pt
France	3,266	3,107	3,106	5.1%	5.1%
Spain	783	712	712	10.1%	10.1%
Europe	737	758	753	(2.8)%	(2.1)%
Africa & Middle East	794	736	764	7.8%	3.9%
Enterprise	579	609	627	(4.9)%	(7.7)%
International Carriers & Shared Services	(116)	(103)	(103)	(12.0)%	(10.3)%
of which Orange Bank	(60)	(27)	(27)	-	-
Operating Income	2,350		2,288		2.8%
of which telecom activities	2,417		2,316		4.4%
of which Orange Bank	(68)		(28)		-
Consolidated net income	879		724		21.4%
Net income attributable to equity owners of the Group	789		601		31.3%
CAPEX (excluding licences)	3,369	3,250	3,276	3.7%	2.8%
of which telecom activities	3,349	3,225	3,251	3.8%	3.0%
As % of revenues	16.5%	16.2%	16.2%	0.3 pt	0.3 pt
of which Orange Bank	20	25	25	-	-
Operating Cash-Flow	2,615	2,542	2,556	2.9%	2.4%

	June 30, 2018	December 31, 2017

Net financial debt	25,273	23,843
Ratio "net financial debt / Adjusted EBITDA" for the telecom activities	1.96x	1.87x

The presentation of segment information evolved in the 2nd quarter of 2018 in line with the reorganisation of Orange's Executive Committee, effective since 2 May 2018. It now distinguishes Spain from other European countries. Historical data, comparable basis data and customer bases for 2017 have been restated to reflect this change.

* EBITDA adjustments are described in appendix 6.

·   Quarterly data

	Q2 2018	Q2 2017	Q2 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	10,180	10,039	10,110	1.4%	0.7%
Of which :
France	4,460	4,432	4,431	0.6%	0.6%
Spain	1,324	1,300	1,300	1.8%	1.8%
Europe	1,388	1,383	1,378	0.3%	0.7%
Africa & Middle East	1,279	1,216	1,252	5.2%	2.1%
Enterprise	1,804	1,781	1,819	1.3%	(0.8)%
International Carriers & Shared Services	383	407	412	(5.9)%	(7.0)%
Intra-Group eliminations	(457)	(479)	(482)	-	-
Adjusted EBITDA*	3,379	3,282	3,301	3.0%	2.3%
of which telecom activities	3,408	3,295	3,315	3.4%	2.8%
As % of revenues	33.5%	32.8%	32.8%	0.7 pt	0.7 pt
of which Orange Bank	(30)	(14)	(14)	-	-
CAPEX (excluding licenses)	1,836	1,771	1,783	3.6%	3.0%
of which telecom activities	1,827	1,755	1,767	4.1%	3.4%
As % of revenues	17.9%	17.5%	17.5%	0.5 pt	0.5 pt
of which Orange Bank	9	16	16	-	-
Operating Cash-Flow	1,543	1,510	1,518	2.2%	1.6%

* EBITDA adjustments are described in appendix 6.

More detailed information is available on the Orange website in the "Investors / Results and Presentations" section.

www.orange.com

Comments on key Group figures

Revenues

Orange Group revenues were 20.262 billion euros in the 1st half of 2018, an increase of 1.7% (338 million euros) on a comparable basis[3].

In the 2nd quarter of 2018, Group revenues increased 1.4% (up 141 million euros) on a comparable basis. Excluding equipment sales, which slowed in the 2nd quarter, and the impact of the inclusion of ePresse and audiobook offers (less significant than in the 1st quarter), revenues from services in the 2nd quarter grew 1.3%, up more than 0.5 points compared to the 0.8% increase in the 1st quarter.

Revenues from convergent offers, sold in all European countries, continued to grow steadily rising 10.7% in the 2nd quarter. In the Africa & Middle East segment, growth also continued with mobile services revenues up 8.5% driven by data services and Orange Money.

The Group's IT and integration services recovered in the 2nd quarter (up 11.9%). The Cloud and Orange Cyberdefense rose 18% and 14% respectively in the 1st half.

Wholesale decreased 1.9% in the 2nd quarter. The increase in fibre co-financing in France largely offset the decline in unbundling, services to international carriers and incoming mobile traffic (with prices for call termination decreasing in some countries). National roaming was stable overall: the significant decrease in France was offset by growth of the service in Spain and in Europe (Poland and Slovakia).

Customer base growth

There were 10.677 million customers for convergent offers across the Group at 30 June 2018 (up 9.0% year on year), including 6.097 million in France, 3.133 million in Spain, 1.137 million in Poland, 127,000 in Belgium and Luxembourg and 120,000 in Romania. The number of SIM cards linked to convergent offers is growing steadily, reaching 1.56 lines per convergent offer in France (up 3.1% year on year, 1.87 in Spain (up 1.7%) and 1.92 in Poland (up 2.8%) at 30 June 2018.

The growth in mobile contract customers remained solid with 77.3 million customers at 30 June 2018, up 8.2% year on year. Excluding machine-to-machine, there were 64.6 million mobile contract customers, an increase of 6.5% year on year. The total number of Group mobile customers was 199.0 million at 30 June 2018, up 1.2% year on year (2.4 million additional customers) on a comparable basis.

Orange Money had 38.7 million customers in the Africa & Middle East segment at 30 June 2018 (up 29% year on year) of which 13.6 million were active customers.

There were 19.687 million fixed broadband customers across the Group at 30 June 2018, an increase of 3.7% year on year. Very high-speed fixed broadband grew 37% to reach 5.486 million customers.

TV services had 9.209 million customers at 30 June 2018, up 6.3% year on year.

Adjusted EBITDA

The Group’s adjusted EBITDA was 5.984 billion euros in the 1st half of 2018, an increase of 3.3%, or 192 million euros, on a comparable basis.

The adjusted EBITDA for the telecom activities was 6.043 billion euros in the 1st half of 2018, up 3.9% on a comparable basis (an increase of 224 million euros) and the margin was 29.8% (up 0.6 points compared to the 1st half of 2017). This growth was generated by the remarkable performance of France, Spain, and Africa & Middle East.

In the 2nd quarter of 2018, the adjusted EBITDA for the telecom activities was 3.408 billion euros, an increase of 3.4% on a comparable basis, with a margin of 33.5% (up 0.7 points).

The optimisation of the cost structure, as a result of the Explore2020 operational efficiency plan implemented in 2015, provided the flexibility necessary to support the commercial performance including the purchase of mobile equipment and the enrichment of content offerings.

In addition, the average number of full-time equivalent employees of the Group decreased 2.7% in the 1st half on a comparable basis. The increase in the Group's labour expenses (up 1.4%) is principally related to the inclusion in the 1st half of the 2018 portion of the programme to allocate free shares to employees (Orange Vision 2020).

Operating income

Orange Group's operating income was 2.350 billion euros in the 1st half of 2018, an increase of 2.8% or 62 million euros compared to the 1st half of 2017. It includes 2.417 billion euros of operating income from telecom activities and a 68 million euro operating loss from Orange Bank.

The growth in EBITDA of 234 million euros was partially offset by the 106 million euro increase in depreciation and amortisation, primarily in France and Spain, and by the recognition in the 1st half of 2018 of an impairment on goodwill of 56 million euros related to Jordan.

Net income

Orange Group had a consolidated net income of 879 million euros in the 1st half of 2018, compared to 724 million euros in the 1st half of 2017.

The 155 million euro increase was primarily due to the 116 million euro improvement in net finance costs and the 62 million euro increase in operating income, partially offset by a 23 million euro increase in the corporate tax charge.

CAPEX

Group CAPEX was 3.369 billion euros in the 1st half of 2018, an increase of 3.7% compared to the 1st half of 2017, on a comparable basis. Given the normal seasonality for CAPEX, the level of investment in the 1st half is in line with the objective of 7.4 billion euros in CAPEX for the full year 2018. The CAPEX rate for the telecom activities, as a percentage of revenues, was 16.5% in the 1st half of 2018 (up 0.3 points compared to the 1st half of 2017).

The Group accelerated its fibre deployment: the increase in gross investment was offset by the co-financing received in France and Spain while Poland continued to deploy its fibre network. At 30 June 2018, the Group had 29.2 million households connected to very high-speed[4] broadband (an increase of 6.1 million or 26.1% year on year), including 12.7 million in Spain, 10.3 million in France, 2.9 million in Poland and 2.4 million in Romania (following the network sharing agreement with Telekom Romania).

Investment in 4G et 4G+ mobile services was sustained with an acceleration in the deployment of 4G sites in France, Spain and Africa & Middle East (notably, Côte d’Ivoire, Senegal, Morocco and Jordan). At 30 June 2018, population coverage for 4G was 98.0% in France (up 6.0 points year on year), 96.5% in Spain (up 3.6 points year on year), 99.8% in Poland, 99.7% in Belgium, 95.1% in Romania, 90.5% in Slovakia and 98.0% in Moldavia.

Changes in asset portfolio

In June 2018, Orange acquired 62.72% of the share capital of Business & Decision, a specialist in Data and Digital, Business Intelligence (analysis of structured corporate data) and Customer Relationship Management. Orange also signed mutually-binding options for the acquisition of a further 4.88% of the capital and on 29 June launched a friendly public offer for the remaining shares. Following the offer, as of 19 July 2018 the Group held 81.82% of the capital.

On 16 July 2018, Orange announced the signing of a contract to acquire 100% of the capital of Basefarm Holding AS, a major player in cloud infrastructure and critical application services in Europe. The acquisition strengthens the position of Orange Business Services, which is already the leader in the market for cloud computing services in France and a significant player in Europe.

Net financial debt

Net financial debt for Orange Group’s telecom activities was 25.273 billion euros at 30 June 2018 compared to 23.843 billion euros at 31 December 2017, principally related to the seasonality of certain disbursements[5], and the increase in investment. The 1st half of 2018 also included the deposit of 346 million euros in connection with litigation with Digicel[6].

With a ratio of "net financial debt to adjusted EBITDA for the telecom activities" of 1.96x at 30 June 2018, the Group maintained a solid balance sheet, enabling it to pursue its investment strategy in line with its objective of a ratio of net debt to adjusted EBITDA from telecom activities of about 2x in the medium term.

Items related to the change in net financial debt and to the ratio of net debt to adjusted EBITDA from telecom activities are presented in appendix 4.

Dividends

Confident in the Group's momentum and financial strength, the Board of Directors will propose at the 2019 Annual General Meeting the payment of a dividend of 0.70 euros per share for the full year 2018. The dividend increase of 0.05 euros will be included in the interim dividend (0.30 euros per share), which is expected to be paid on 6 December 2018[7].

Review by operating segment

France

	Q2 2018	change	change	H1 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	4,460	0.6%	0.6%	8,952	1.4%	1.4%
Retail services	2,723	1.6%	1.6%	5,483	2.6%	2.6%
Convergence	1,096	11.4%	11.4%	2,196	13.1%	13.1%
Mobile Only	584	(2.7)%	(2.7)%	1,183	(1.8)%	(1.8)%
Fixed Only	1,043	(4.7)%	(4.7)%	2,105	(4.3)%	(4.3)%
Fixed Only broadband	638	0.7%	0.7%	1,281	1.3%	1.3%
Fixed Only narrowband	405	(12.2)%	(12.2)%	824	(11.8)%	(11.8)%
Wholesale	1,322	(1.3)%	(1.3)%	2,615	(2.1)%	(2.0)%
Equipment sales	293	(0.9)%	(0.9)%	611	5.3%	5.3%
Other revenues	121	3.6%	3.6%	242	3.0%	3.0%
Adjusted EBITDA				3,266	5.1%	5.1%
Adjusted EBITDA / Revenues				36.5%	1.3 pt	1.3 pt
Operating Income				1,664	-	7.5%
CAPEX				1,669	3.6%	3.6%
CAPEX / Revenues				18.6%	0.4 pt	0.4 pt

In France, revenues grew for the fifth consecutive quarter, increasing 0.6% in the 2nd quarter.

The 2nd quarter of 2018 benefitted from the favourable impact of the inclusion of audiobook offers, launched on 17 May. Excluding this impact, revenues grew 0.2% in the quarter, driven by continued growth in convergence and fibre.

Retail services revenues increased 1.6% in the 2nd quarter of 2018. Excluding traditional telephony services (fixed-only narrowband), these revenues increased 4.5%. Equipment sales slowed in the 2nd quarter 2018 (down 0.9%) due to the lack of major launches in the 2nd quarter compared to the 2nd quarter of 2017, which was rich in new offerings.

Despite the intense promotional environment which continued in the 2nd quarter, particularly in the entry-level segment, Orange France's customer base continued to grow: up 4.0% year on year for mobile contract customers (19.040 million customers at 30 June 2018) and up 2.6% for fixed broadband (11.321 million customers). Fibre, with 2.249 million FTTH[8] customers at 30 June 2018, increased 33.0% year on year.

Revenues from convergence rose 11.4% in the 2nd quarter of 2018, driven by steady growth in the customer base: the number of SIM cards for convergent offers reached 9.5 million at 30 June 2018 (up 10.2% year on year), while convergent fixed broadband customers rose to 6.1 million (up 6.8% year on year). Additionally, convergent ARPO grew 3.2% in the 2nd quarter after increasing 5.3% in the 1st quarter. Excluding revenues from ePresse offers and audiobooks, convergent ARPO grew 2.3% in the 2nd quarter, identical to the 1st quarter increase.

Mobile Only revenues decreased 2.7% in the 2nd quarter of 2018. The decline in the customer base (down 5.4% year on year), which principally related to customer migration towards convergent offers, was partially offset by the 2.3% increase in Mobile Only ARPO (after rising 2.8% in the 1st quarter), with a favourable shift in the customer mix with a less significant decline in contract customers compared to prepaid.

Broadband Fixed Only revenues rose 0.7% in the 2nd quarter of 2018 driven by 2.6% growth in ARPO, while the Fixed Only broadband customer base fell 1.9% year on year (5.2 million customers at 30 June 2018). Fixed Only narrowband revenues[9] continued their downward trend, declining 12.2% in the 2nd quarter of 2018.

Wholesale declined 1.3% in the 2nd quarter of 2018 after a 2.9% decline in the 1st quarter: the continued decrease in national roaming was partially offset in the 2nd quarter by the substantial growth in revenues from fixed services connected to the co-financing of fibre from other operators.

France recorded record growth in Adjusted EBITDA of 5.1% in the 1st half of 2018 while the adjusted EBITDA margin (36.5%) improved by 1.3 percentage points compared to the 1st half of 2017. Revenue growth (up 1.4%) was accompanied by a reduction in operating expenses (down 0.7%), mainly related to savings achieved in connection with the Explore2020 operational efficiency plan.

CAPEX was up 3.6% in the 1st half of 2018. Investments in the 1st half also benefited from the co-financing of fibre by other operators. Orange France had a total of 10.3 million connected households at 30 June 2018 (up 2.4 million households in one year). Investment in 4G also rose with the rollout of new sites: at 30 June 2018, 4G coverage reached 98.0% of the population, up from 95.9% at 31 December 2017 (up 2.1 percentage points in the first half).

Spain

	Q2 2018	change	change	H1 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,324	1.8%	1.8%	2,634	3.0%	3.0%
Retail services	973	2.7%	2.7%	1,920	2.7%	2.7%
Convergence	539	3.1%	3.1%	1,065	5.0%	5.0%
Mobile Only	310	2.6%	2.6%	609	(0.3)%	(0.3)%
Fixed Only	123	0.6%	0.6%	245	0.7%	0.7%
Wholesale	191	(0.6)%	(0.6)%	371	2.4%	2.4%
Equipment sales	160	(0.4)%	(0.4)%	344	5.5%	5.5%
Adjusted EBITDA				783	10.1%	10.1%
Adjusted EBITDA / Revenues				29.7%	1.9 pt	1.9 pt
Operating Income				206	-	(6.0)%
CAPEX				578	7.3%	7.3%
CAPEX / Revenues				21.9%	0.9 pt	0.9 pt

In the 1st half 2018 Orange Spain's value strategy delivered double-digit growth in adjusted EBITDA (up 10.1%) and in operating cash flow (up 18.5%), confirming Orange's position as the second-largest operator in the Spanish market.

Revenues rose 1.8% in the 2nd quarter of 2018, after a 4.3% increase in the 1st quarter. The 2nd quarter saw a slowdown in equipment sales (down 0.4% in the 2nd quarter, after an 11.3% increase in the 1st quarter) while retail services grew 2.7% in the 2nd quarter, matching the growth rate of the 1st quarter.

Customer base growth was affected by strong competition in the entry-level segment for mobile and fixed broadband. The number of mobile contracts[10] (11.5 million customers at 30 June 2018) was stable compared to the end of March 2018 and rose 1.2% year on year. The erosion of the fixed broadband customer base continued, down to 4.1 million customers at 30 June 2018, a 1.3% decrease year on year.

In contrast, fibre growth remained very strong, with 135,000 net sales in the 2nd quarter and 2.563 million customers at 30 June 2018 (up 31.6% year on year). Fibre represented 62.2% of the fixed broadband customer base at that date, up 15.6 percentage points year on year. The rollout of 4G continued, with 9.5 million customers at 30 June 2018, up 10.3% year on year.

Convergence revenues rose 3.1% in the 2nd quarter, after increasing 7.0% in the 1st quarter of 2018. The customer base reached 3.133 million customers at 30 June 2018, growing 1.3% year on year, and convergent ARPO rose 0.8% in the 2nd quarter against a backdrop of intense competition. Convergent customers represented 85.5% of the consumer fixed broadband customer base at 30 June 2018, up 3.0 percentage points year on year.

Mobile Only revenues rose 2.6% in the 2nd quarter of 2018, after a decline of 3.2% in the 1st quarter. They benefited from the 4.2% growth in Mobile Only ARPO, after a 1.0% decrease in the 1st quarter, notably with a favourable change in the customer mix as the decline in the number of contract customers was significantly less than for prepaid.

Fixed Only revenues were up 0.6% in the 2nd quarter of 2018, after rising 0.9% in the 1st quarter. The growth of targeted offers on the enterprise market offset the decline in Broadband Only revenues resulting from the reduction in the customer base (down 9.0% at 30 June 2018 year on year), even as Broadband Only ARPO increased 3.9% over the quarter.

Wholesale fell 0.6% in the 2nd quarter 2018, after a 5.7% increase in the 1st quarter, tied to a further decline in international carrier services and incoming mobile traffic due to the reduction in call termination prices since mid-February 2018, whereas broadband access (xDSL and FTTH) continued its fast growth.

Adjusted EBITDA for Spain was up 10.1% in the 1st half of 2018, while the margin (29.7%) improved 1.9 percentage points from the 1st half of 2017, driven by improved revenues and stable operating expenses. Higher commercial expenses (cost of terminals sold and content purchases) were offset by the drop in interconnection costs.

CAPEX increased 7.3% in the 1st half of 2018, supplemented by co-financing from other operators. These resources enabled the acceleration of the rollout of fibre and the 4G network to meet growing mobile traffic. At 30 June 2018, Orange Spain had a total of 12.7 million connected households (an increase of 2.0 million households in one year), and 4G coverage reached 96.5% of the population (up 3.5 percentage points in one year).

Europe

	Q2 2018	change	change	H1 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,388	0.3%	0.7%	2,775	1.2%	2.2%
Retail services	874	2.0%	1.4%	1,729	1.6%	2.1%
Convergence	112	57.8%	56.9%	213	58.9%	60.3%
Mobile Only	548	(3.6)%	(4.0)%	1,092	(3.2)%	(2.9)%
Fixed Only	177	(6.5)%	(7.4)%	357	(8.2)%	(7.3)%
IT & Integration services	36	33.8%	32.9%	67	29.4%	30.7%
Wholesale	288	2.3%	1.9%	574	3.0%	3.6%
Equipment sales	190	(0.4)%	(0.1)%	398	2.2%	3.4%
Other revenues	36	(33.7)%	(18.1)%	74	(21.5)%	(11.2)%
Adjusted EBITDA				737	(2.8)%	(2.1)%
Adjusted EBITDA / Revenues				26.6%	-1.1 pt	-1.2 pt
Operating Income				152	-	(13.7)%
CAPEX				389	5.1%	5.9%
CAPEX / Revenues				14.0%	0.5 pt	0.5 pt

Europe includes Poland, Belgium, Luxembourg, Romania, Slovakia and Moldova[11]. In the 1st half, convergence drove the growth of retail services.

Revenues rose 0.3% in the 2nd quarter after rising 2.0% in the 1st quarter on a comparable basis. Retail services grew by 2.0% in the 2nd quarter, after growing 1.1% in the 1st quarter, while equipment sales slowed in the 2nd quarter.

Convergence continued to grow quickly, rising 57.8% in the 2nd quarter, after increasing 60.1% in the 1st quarter. This increase was driven by the expansion of the convergent customer base for both mobile, which rose 49.2% year on year with 2.7 million SIM cards at 30 June 2018, and fixed, up 45.0% with 1.447 million fixed broadband accesses at 30 June 2018, mainly in Poland, Belgium and Romania. Convergence represented 54.8% of consumer fixed broadband access in Europe at 30 June 2018, versus 42.2% the previous year (up 12.6 percentage points).

Mobile Only revenues declined 3.6% in the 2nd quarter, after decreasing 2.7% in the 1st quarter, reflecting a decline in the Mobile Only customer base (down 3.0% year on year), linked to the success of convergent offers, particularly in Poland.

Fixed Only revenues, generated mainly by Poland, fell 6.5% in the 2nd quarter after dropping 9.9% in the 1st quarter, representing a 3.4 percentage point improvement between the 1st and 2nd quarter.

IT and integration services continued their strong growth in the 2nd quarter rising 33.8%, mainly driven by the Polish enterprise market, after a 24.6% increase in the 1st quarter.

Wholesale was up 2.3% in the 2nd quarter of 2018 after rising 3.8% in the 1st quarter: the increase in visitor roaming in Belgium and Romania and national roaming in Poland and Slovakia was partly offset by the decline in MVNOs in Belgium.

The trend in adjusted EBITDA in Europe improved to a 2.8% decline in the 1st half of 2018 compared to a 7.7% decline in full-year 2017, on a comparable basis. Adjusted EBITDA remains impacted by the loss of MVNO contracts in Belgium and the lower roaming prices in European countries that took effect in July 2017.

CAPEX was up 5.1% on a comparable basis, as fibre continued to expand, particularly in Poland and Romania, and 4G coverage improved in Central Europe. At 30 June 2018, Europe had a total of 5.9 million connected households (including 2.9 million in Poland and 2.4 million in Romania) and 4G coverage was at 99.8% of the population in Poland, 99.7% in Belgium, 95.1% in Romania, 90.5% in Slovakia and 98.0% in Moldova.

Africa & Middle East

	Q2 2018	change	change	H1 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,279	5.2%	2.1%	2,524	5.7%	1.3%
Retail services	1,052	7.7%	4.6%	2,068	8.1%	3.7%
Mobile Only	948	8.5%	5.2%	1,858	9.0%	4.3%
Fixed Only	101	(1.1)%	(3.4)%	204	0.0%	(3.0)%
IT & Integration services	3	165.4%	232.0%	6	87.3%	121.1%
Wholesale	203	(6.2)%	(8.7)%	403	(6.6)%	(10.6)%
Equipment sales	20	46.8%	49.0%	40	45.2%	39.7%
Other revenues	3	(61.5)%	(65.5)%	13	(23.6)%	(26.6)%
Adjusted EBITDA				794	7.8%	3.9%
Adjusted EBITDA / Revenues				31.4%	0.6 pt	0.8 pt
Operating Income				298	-	(9.6)%
CAPEX				408	0.7%	(4.8)%
CAPEX / Revenues				16.1%	-0.8 pt	-1.0 pt

Africa & Middle East continued the momentum that began in the 2nd half of 2017 with revenues rising 5.2% in the 2nd quarter of 2018 and 5.7% over the 1st half of 2018.

Mobile Only services grew 8.5% in the 2nd quarter of 2018 on a comparable basis after rising 9.4% in the 1st quarter. Growth in mobile data services remained very strong and accounted for more than two-thirds of the growth in Mobile Only services, driven by 4G[12] with 12.9 million customers at 30 June 2018. In addition, Orange Money revenues grew 46% in the 1st half, with 38.7 million customers at 30 June 2018, of which 13.6 million were active customers. Mobile voice services stabilised with the development of abundance offers in an increasing number of countries.

The 2nd quarter of 2018 in Côte d'Ivoire was marked by stricter verification criteria for customers and damage caused by the 30 April 2018 equipment room fire in Abidjan. These events limited the growth of the Côte d'Ivoire group to 2.0% in the 2nd quarter after posting 4.9% growth in the 1st quarter.

In the Africa & Middle East segment the mobile customer base reached 117.4 million at 30 June 2018, a year-on-year increase of 0.8%. There was strong growth in the number of contract customers[13] up 28.0% year on year to 12.4 million at 30 June 2018, driven principally by Egypt. The 2nd quarter of 2018 was impacted by the change in the regulatory framework for indirect distribution in Egypt, resulting in a decrease of 1.5 million net sales over the quarter, and the rationalisation of the acquisition policy in Mali, resulting in a 3.6 million decline.

Wholesale dropped 6.2% in the 2nd quarter of 2018 after a 6.9% decline in the 1st quarter on a comparable basis. The implementation of international corridors and the development of national abundance offers helped stabilise the decline in Wholesale.

Adjusted EBITDA for Africa & Middle East rose 7.8% in the 1st half of 2018 on a comparable basis, and the margin (31.4%) improved 0.6 percentage points compared to the 1st half of 2017. The growth in revenues and, to a lesser extent, the decrease in interconnection costs, offset the increase in labour expenses and technical maintenance costs tied to network expansion.

CAPEX was stable overall in the 1st half of 2018, up 0.7% on a comparable basis. The increase in investment related to the expansion of 4G networks, particularly in Jordan, Morocco, Senegal and Côte d'Ivoire, and to fibre, mainly in Jordan and Morocco, was offset by a drop in other investments, including in 3G and property.

Enterprise

	Q2 2018	change	change	H1 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,804	1.3%	(0.8)%	3,530	0.0%	(2.3)%
Fixed Only	1,007	(2.2)%	(4.7)%	1,996	(2.5)%	(5.0)%
Voice	349	(4.6)%	(5.7)%	698	(3.1)%	(4.1)%
Data	658	(0.9)%	(4.2)%	1,299	(2.1)%	(5.5)%
IT & Integration services	555	9.7%	7.2%	1,049	5.1%	2.1%
Mobile*	242	(1.3)%	(1.3)%	484	0.2%	0.2%
Adjusted EBITDA				579	(4.9)%	(7.7)%
Adjusted EBITDA / Revenues				16.4%	-0.8 pt	-0.9 pt
Operating Income				383	-	(10.8)%
CAPEX				168	(3.0)%	(5.7)%
CAPEX / Revenues				4.8%	-0.2 pt	-0.2 pt

The trend in revenues improved thanks to solid growth in IT and integration services.

Revenues from the Enterprise segment grew 1.3% in the 2nd quarter of 2018 after declining 1.3% in the 1st quarter on a comparable basis.

IT and integration services posted 9.7% growth in the 2nd quarter of 2018 after rising 0.4% in the 1st quarter. Excluding equipment sales, which were more important in the 2nd quarter, revenues from IT and integration services rose 8.0% in the 2nd quarter, after rising 4.2% in the 1st quarter. Growth continued to be driven by Cloud services, which were up 18% in the 1st half, and security services, which rose 14%. In addition, integration services benefited from the signing of new contracts in the 2nd quarter.

Voice services were down 4.6% in the 2nd quarter of 2018 after declining 1.6% in the 1st quarter. The downward trend in traditional fixed-line telephony (a 6.3% decrease in the 2nd quarter) was coupled with a slowdown in Voice-over-IP and customer relationship services (contact number services), following strong growth in the 1st quarter.

Data services posted a decline of just 0.9% in the 2nd quarter of 2018 thanks to an improvement in revenues from IP-VPN services, following a 3.4% decrease in the 1st quarter. IP-VPN services counted 355,000 access operations at 30 June 2018 (a 0.5% increase year on year).

Excluding mobile equipment sales, which slowed, the trend for Mobile improved in the 2nd quarter of 2018, with a favourable evolution in roaming revenues. The number of contract customers[14] was 2.834 million at 30 June 2018 (up 4.6% year on year), and the number of machine-to-machine SIM cards continued to grow strongly (up 15.1% year on year).

Adjusted EBITDA for the Enterprise segment in the 1st half of 2018 declined 4.9% on a comparable basis, reflecting margin pressure for traditional services and the impact of the growing share of lower-margin IT and integration services on the revenues.

CAPEX for the Enterprise segment was down 3.0% in the 1st half of 2018 on a comparable basis with the optimisation of expenditure tied to customer contracts.

International Carriers & Shared Services

	Q2 2018	change	change	H1 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	383	(5.9)%	(7.0)%	759	(6.2)%	(7.3)%
Wholesale	288	(8.9)%	(9.5)%	569	(10.0)%	(10.7)%
Other revenues	95	4.8%	1.6%	190	7.6%	4.5%
Adjusted EBITDA				(116)	(12.0)%	(10.3)%
Adjusted EBITDA / Revenues				(15.3)%	-2.5 pt	-2.4 pt
Operating Income				(286)	-	26.3%
CAPEX				137	7.8%	7.8%
CAPEX / Revenues				18.1%	2.3 pt	2.5 pt

Revenues from International Carriers and Shared Services fell 5.9% in the 2nd quarter of 2018 on a comparable basis, in connection with Wholesale, with a decline in voice services to international carriers, particularly to destinations in Africa.

Other revenues increased 4.8%. These relate to the laying and maintenance of submarine cables, audiovisual content (OCS and Orange Studio), Sofrecom (consulting) and Viaccess (secure-TV access), increased by 4.8%.

Adjusted EBITDA was down 13 million euros compared to the 1st half of 2017 on a comparable basis. The decline in revenues and increase in labour expenses were partially offset by reduced service fees and interconnection costs.

CAPEX increased 7.8% in the 1st half of 2018 due to the construction of the submarine cable linking French Guyana, Martinique and Guadeloupe.

Orange Bank

Net banking income for Orange Bank, which was 26 million euros in the 1st half of 2018, declined 12 million euros compared to the 1st half of 2017, mainly due to customer acquisition costs for the new banking and digital offer launched on 2 November 2017 in metropolitan France.

Operating income in the 1st half of 2018 was -68 million euros versus -28 million euros in the 1st half of 2017. This change reflects the decrease in net banking income and increase in operating expenses related to the development of the business.

CAPEX, which was 20 million euros in the 1st half of 2018, was down 5 million euros compared to the 1st half of 2017.

Schedule of upcoming events

• 25 October 2018: third-quarter 2018 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

Anna Vanova
anna.vanova@orange.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause projected results to differ from actual results include, among others: the inappropriate release or modification of individual customer data, risks associated with the development of banking activities and mobile financial services, exposure to geopolitical risks, macroeconomic factors as well as regulatory or corruption risks, the risk of not being able to maintain control over customer relations when facing competition with OTT players, the success of Orange’s strategy of diversification to develop new steams of growth, network or software failures due to cyberattacks, fraudulent activity that could target Orange or its customers, its dependence on a small number of important suppliers, damage to networks caused by natural disasters or intentional interference, risks associated with the brand strategy, Orange’s ability to retain the necessary skills given the high level of employee retirements and changes in its offers, possible adverse health effects associated with exposure to electromagnetic fields from telecommunications equipment, various human factors linked to the safety of people and psycho-social risks, the results of litigation regarding regulations and competition, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in the assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 4 April 2018 with the French Financial Markets Authority (Autorité des marchés financiers - AMF) and in the annual report on Form 20-F filed on 4 April 2018 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	June 30, 2018	June 30, 2017 (1)
Revenues	20,262	20,088
External purchases	(8,990)	(8,930)
Other operating income	324	368
Other operating expense	(185)	(344)
Labour expenses	(4,232)	(4,229)
Operating taxes and levies	(1,251)	(1,239)
Gains (losses) on disposal of investments and activities	(0)	(6)
Restructuring and integration costs	(62)	(76)
Depreciation and amortization	(3,457)	(3,351)
Reclassification of translation adjustment from liquidated entities	1	-
Impairment of goodwill	(56)	-
Impairment of fixed assets	(1)	4
Share of profits (losses) of associates and joint ventures	(3)	3
Operating income	2,350	2,288
Cost of gross financial debt	(742)	(618)
Gains (losses) on assets contributing to net financial debt	2	7
Foreign exchange gains (losses)	4	(60)
Other net financial expenses	(13)	(8)
Effects resulting from BT stake	(163)	(349)
Finance costs, net	(912)	(1,028)
Income tax	(559)	(536)
Consolidated net income of continuing operations	879	724
Consolidated net income of discontinued operations	-	-
Consolidated net income	879	724
Net income attributable to owners of the parent company	789	601
Non-controlling interests	90	123

Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.24	0.17
•	diluted	0.24	0.17
Net income of discontinued operations
•	basic	-	-
•	diluted	-	-
Net income
•	basic	0.24	0.17
•	diluted	0.24	0.17
(1) Comparable data for the 1st half of 2017 has been restated to comply with IFRS15 standards which were adopted by the Group on 1 January 2018.

Appendix 2: consolidated statement of financial position

(in millions of euros)	June 30, 2018	December 31, 2017 (1)
Assets
Goodwill	26,851	26,911
Other intangible assets	14,042	14,339
Property, plant and equipment	26,818	26,665
Interests in associates and joint ventures	81	77
Non-current financial assets related to Orange Bank activities	1,627	1,464
Non-current financial assets	2,368	2,247
Non-current derivatives assets	172	213
Other non-current assets	114	110
Deferred tax assets	1,630	1,586
Total non-current assets	73,703	73,612
Inventories	866	827
Trade receivables	5,216	5,175
Other assets related to contracts with customers	1,129	1,204
Current financial assets related to Orange Bank activities	3,436	3,275
Current financial assets	2,238	2,686
Current derivatives assets	156	34
Other current assets	1,043	1,094
Operating taxes and levies receivables	961	1,045
Current tax assets	74	132
Prepaid expenses	698	455
Cash and cash equivalent	5,406	5,810
Total current assets	21,223	21,737
Assets held for sale	-	-
Total assets	94,926	95,349
Equity and liabilities
Share capital	10,640	10,640
Share premiums and statutory reserve	16,859	16,859
Subordinated notes	5,803	5,803
Retained earnings	(2,976)	(2,327)
Equity attributable to the owners of the parent	30,326	30,975
Non-controlling interest	2,411	2,537
Total equity	32,737	33,512
Non-current financial liabilities	27,862	26,293
Non-current derivatives liabilities	938	1,002
Non-current fixed assets payables	546	610
Non-current financial liabilities related to Orange Bank activities	2	-
Non-current employee benefits	2,434	2,674
Non-current provisions for dismantling	758	774
Non-current restructuring provisions	234	251
Other non-current liabilities	519	521
Deferred tax liabilities	642	655
Total non-current liabilities	33,935	32,780
Current financial liabilities	5,239	6,030
Current derivatives liabilities	34	34
Current fixed assets payables	2,812	3,046
Trade payables	6,238	6,527
Liabilities related to contracts with customers	1,964	2,021
Current financial liabilities related to Orange Bank activities	5,237	4,941
Current employee benefits	2,257	2,448
Current provisions for dismantling	10	15
Current restructuring provisions	115	126
Other current liabilities	1,915	1,935
Operating taxes and levies payables	1,518	1,262
Current tax payables	815	596
Deferred income	100	76
Total current liabilities	28,254	29,057
Liabilities related to assets held for sale	-	-
Total equity and liabilities	94,926	95,349
(1) Comparable data as of 31 December 2017 has been restated to comply with IFRS15 standards which were adopted by the Group on 1 January 2018.

Appendix 3: consolidated statement of cash flows

(in millions of euros)	June 30, 2018	June 30, 2017(1)
Operating activities
Consolidated net income	879	724
Non-monetary items without effect on cash flows	5,775	5,891
Changes in working capital	(488)	143
Other net cash out	(1,989)	(2,006)
Net cash provided by operating activities (a)	4,177	4,752
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,676)	(3,559)
Cash paid for investment securities, net of cash acquired	(30)	(7)
Investments in associates and joint ventures	-	-
Purchases of equity securities measured at fair value	(60)	(7)
Other purchases of assets available for sale	-	(21)
Proceeds from sale of BT	-	433
Other proceeds from sales of investment securities, net of cash transferred	1	6
Decrease (increase) in securities and other financial assets	(42)	(123)
Net cash used in investing activities (b)	(3,807)	(3,278)
Financing activities
Long-term debt issuances	2,947	2,253
Long-term debt redemptions and repayments	(1,995)	(2,048)
Increase (decrease) of bank overdrafts and short-term borrowings	(414)	710
Decrease (increase) of cash collateral deposits	145	(437)
Exchange rates effects on derivatives, net	(2)	(23)
Coupon on subordinated notes issuance	(178)	(179)
Proceeds (purchases) from treasury shares - Orange Vision 2020 free share award plan	(71)	-
Other proceeds (purchases) from treasury shares	8	(18)
Capital increase (decrease) - non-controlling interests	35	26
Changes in ownership interests with no gain / loss of control	1	4
Dividends paid to owners of the parent company	(1,064)	(1,064)
Dividends paid to non-controlling interests	(185)	(203)
Net cash used in financing activities (c)	(773)	(979)
Net change in cash and cash equivalents (a) + (b) + (c)	(403)	495

Net change in cash and cash equivalents
Cash and cash equivalents - opening balance	5,810	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	(403)	495
Non-cash change in cash and cash equivalents	(1)	(43)
Cash and cash equivalents - closing balance	5,406	6,807
(1) Comparable data for the 1st half of 2017 has been restated to comply with IFRS15 standards which were adopted by the Group on 1 January 2018.

Appendix 4: change in net financial debt for the first half of 2018

(in millions of euros, on an historical basis)	June 30, 2018	December 31, 2017***
Adjusted EBITDA from telecom activities	6,043	12,740
CAPEX from telecom activities	(3,349)	(7,148)
Change in CAPEX payables	(264)	307	(1)
Change in working capital requirements	(526)	83	(2)
Licences and spectrum	(81)	(617)
Interest paid and interest rate effects on derivatives, net (net of dividends received)	(722)	(1,273)
Income taxes cash out	(291)	(584)
Other operational items	(265)	(917)	(3)
Dividends paid to owners of parent company	(1,064)	(1,729)	(4)
Dividends paid to non-controlling interests	(185)	(236)
Coupons on subordinated notes	(178)	(282)
Net of acquisitions and disposals	(87)	432	(5)
Other financial items	(461)	(175)	(6)
Variation in net debt	(1,430)	601
Net financial debt*	25,273	23,843
Ratio of net financial debt / Adjusted EBITDA**	1.96x	1.87x

(1)  The change in CAPEX vendors reflects the Group’s investment cycle and changes in investment levels from one period to the next.

(2)  The change in working capital requirement reflects changes in the operating cycle from one period to the next.

(3)  Other operational items include disbursements for the Part Time for Seniors Plan and for restructuring, receipt of payments related to asset sales, and other operational items such as the change in operational tax debt.

(4)  In 2018: balance of 2017 dividend paid on 7 June 2018 (0.40 euros per share). In 2017: balance of 2016 dividend paid on 14 June 2017 (0.40 euros per share) and 2017 interim dividend paid on 7 December 2017 (0.25 euros per share).

(5)  In 2018: of which acquisition of Business & Decision. In 2017: of which disposal of 1.33% of BT Group's share capital for 433 million euros.

(6)  In 2018, the other financial items correspond mainly to the impact of the deposit of 346 million euros in connection with the Digicel dispute. In 2017, the other financial items correspond mainly to the impact of the financial hedges for the Group's exposure to pounds sterling.

* Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

** The ratio of net financial debt to adjusted EBITDA for the telecom activities is calculated based on the ratio of the Group’s net financial debt to adjusted EBITDA for the telecom activities calculated for the 12 previous months.

*** Data as at 31 December 2017 are presented after the adoption of IFRS 15 on revenue recognition. The ratio of net financial debt to adjusted EBITDA for the telecom activities was 1.85x at 31 December 2017 before the application of this standard.

Appendix 5: analysis of adjusted consolidated EBITDA

	2018	2017	change
		comparable basis	comparable basis
In millions of euros			(in %)

1st half
Revenues	20,262	19,924	1.7%
External purchases	(8,990)	(8,838)	1.7%
as % of revenues	44.4%	44.4%	0.0 pt
of which:
Interconnection costs	(2,421)	(2,539)	(4.7)%
as % of revenues	11.9%	12.7%	(0.8) pt
Other network and IT expenses	(1,563)	(1,527)	2.4%
as % of revenues	7.7%	7.7%	0.1 pt
Property, overheads, other expenses and capitalised costs	(1,595)	(1,518)	5.1%
as % of revenues	7.9%	7.6%	0.3 pt
Commercial expenses and content costs	(3,411)	(3,254)	4.8%
as % of revenues	16.8%	16.3%	0.5 pt
Labour expenses	(4,210)	(4,151)	1.4%
as % of revenues	20.8%	20.8%	(0.1) pt
Operating taxes and levies	(1,220)	(1,236)	(1.3)%
Other operating income and expenses	142	93	-
Adjusted EBITDA*	5,984	5,792	3.3%

	2018	2017	change
		comparable basis	comparable basis
In millions of euros			(in %)

2nd quarter
Revenues	10,180	10,039	1.4%
External purchases	(4,472)	(4,454)	0.4%
as % of revenues	43.9%	44.4%	(0.4) pt
of which:
Interconnection costs	(1,201)	(1,277)	(6.0)%
as % of revenues	11.8%	12.7%	(0.9) pt
Other network and IT expenses	(774)	(763)	1.5%
as % of revenues	7.6%	7.6%	0.0 pt
Property, overheads, other expenses and capitalized costs	(798)	(753)	5.9%
as % of revenues	7.8%	7.5%	0.3 pt
Commercial expenses and content costs	(1,699)	(1,660)	2.3%
as % of revenues	16.7%	16.5%	0.2 pt
Labour expenses	(2,096)	(2,058)	1.9%
as % of revenues	20.6%	20.5%	0.1 pt
Operating taxes and levies	(300)	(315)	(4.8)%
Other operating income and expenses	66	69	-
Adjusted EBITDA*	3,379	3,282	3.0%

* Adjustments to the presentation of EBITDA are described in appendix 6.

Appendix 6: adjusted data to consolidated income statement

2018 data	2nd quarter			June 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,180		10,180	20,262		20,262
External purchases	(4,472)	-	(4,472)	(8,990)	-	(8,990)
Other operating income	173	-	173	324	-	324
Other operating expense	(107)	(3)	(110)	(182)	(3)	(185)
Labour expenses	(2,096)	(11)	(2,106)	(4,210)	(22)	(4,232)
Operating taxes and levies	(300)	(31)	(331)	(1,220)	(31)	(1,251)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring and integration costs	-	(46)	(46)	-	(62)	(62)
Adjusted EBITDA	3,379	(91)		5,984	(118)
Significant litigation	(34)	34		(32)	32
Specific labour expenses	(11)	11		(24)	24
Review of the investments and business portfolio	-	-		-	-
Restructuring and integration costs	(46)	46		(62)	62
Reported EBITDA	3,288		3,288	5,866		5,866

2017 pro forma data	2nd quarter			June 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,039		10,039	19,924		19,924
External purchases	(4,454)	-	(4,454)	(8,838)	-	(8,838)
Other operating income	205	6	211	352	15	367
Other operating expense	(136)	(80)	(216)	(259)	(80)	(339)
Labour expenses	(2,058)	(33)	(2,092)	(4,151)	(58)	(4,209)
Operating taxes and levies	(315)	-	(315)	(1,236)	5	(1,231)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring and integration costs	-	(71)	(71)	-	(75)	(75)
Adjusted EBITDA	3,282	(179)		5,792	(193)
Significant litigation	(75)	75		(60)	60
Specific labour expenses	(33)	33		(58)	58
Review of the investments and business portfolio	-	-		-	-
Restructuring and integration costs	(71)	71		(75)	75
Reported EBITDA	3,102		3,102	5,599		5,599

2017 historical data	2nd quarter			June 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,110		10,110	20,088		20,088
External purchases	(4,494)	-	(4,494)	(8,930)	-	(8,930)
Other operating income	206	6	212	353	15	368
Other operating expense	(139)	(80)	(218)	(264)	(80)	(344)
Labour expenses	(2,065)	(33)	(2,099)	(4,171)	(58)	(4,229)
Operating taxes and levies	(318)	-	(318)	(1,244)	5	(1,239)
Gains (losses) on disposal	-	-	-	-	(6)	(6)
Restructuring and integration costs	-	(71)	(71)	-	(76)	(76)
Adjusted EBITDA	3,301	(179)		5,832	(200)
Significant litigation	(75)	75		(60)	60
Specific labour expenses	(33)	33		(58)	58
Review of the investments and business portfolio	-	-		(6)	6
Restructuring and integration costs	(71)	71		(76)	76
Reported EBITDA	3,122		3,122	5,632		5,632

Appendix 7: key performance indicators

	June 30, 2018	June 30, 2017
Orange Group		historical basis
Total number of customers* (millions)	259.526	257.848
Convergent customer base (millions)	10.677	9.797
Mobile customers* (millions)	199.005	196.602
- of which contract customers (millions)	77.285	71.457
Fixed broadband customers (millions)	19.687	18.983
- of which high-speed broadband customers (fibre and cable in millions)	5.486	3.991
- of which Broadband Only customers (millions)	9.009	9.187
TV customers (millions)	9.209	8.660
Orange - French market**
Mobile services
Number of customers* (millions)	32.482	31.150
- of which contract customers (millions)	29.720	27.842
Fixed services
Number of broadband customers (millions)	11.572	11.290
Broadband market share at end of period (%)	40.3***	40.2
Number of fixed line subscribers (millions)	18.111	18.511
France
Convergence
Number of customers* (millions)	6.097	5.707
Convergent ARPO (euros)	63.8	61.8
Mobile services
Number of customers* (millions)	21.803	21.622
- of which convergent offers customers (millions)	9.517	8.639
- of which Mobile Only customers (millions)	12.286	12.983
Mobile Only ARPO (euros)	17.2	16.8
Fixed services
Number of broadband customers (millions)	11.321	11.035
- of which high-speed broadband customers (millions)	2.249	1.690
- of which Fixed Only Broadband customers (millions)	5.224	5.328
TV customers (millions)	6.912	6.740
Fixed Only Broadband ARPO (euros)	38.7	37.7
Number of fixed line subscribers (millions)	15.609	15.859
Number of wholesale lines (millions)	13.454	13.916
Spain
Convergence
Number of customers* (millions)	3.133	3.091
Convergent ARPO (euros)	58.1	57.7
Mobile services
Number of customers* (millions)	16.044	15.837
- of which convergent offers customers (millions)	5.862	5.688
- of which Mobile Only customers (millions)	10.182	10.149
Mobile Only ARPO (euros)	12.6	12.1
Number of MVNO customers (millions)	3.412	2.633
Fixed services
Number of broadband customers (millions)	4.123	4.180
- of which FTTH customers (millions)	2.563	1.947
- of which Fixed Only Broadband customers (millions)	0.990	1.088
TV customers (thousands)	639	541
Fixed Only Broadband ARPO (euros)	31.4	30.2

* Excluding customers of MVNOs
** Customers from Orange France and Enterprise sector in France.
*** Company estimate.
	June 30, 2018	June 30, 2017
Europe**
Convergence
Number of customers* (millions)	1.447	0.999
Mobile services
Number of customers* (millions)	33.120	33.183
- of which convergent offers customers (millions)	2.660	1.783
- of which Mobile Only customers (millions)	30.460	31.400
Fixed services
Number of broadband customers (millions)	3.103	2.747
- of which high-speed broadband customers (thousands)	623	349
- of which Fixed Only Broadband customers (millions)	1.656	1.749
TV customers (millions)	1,658	1,378
Africa & Middle East
Mobile services
Number of customers* (millions)	117.358	116.433
- of which contract customers (millions)	12.562	9.741
Fixed services
Number of Fixed broadband customers (thousands)	888	766
Total number of telephone lines (thousands)	958	961
Enterprise
France
Mobile services
Number of contract customers* (millions)	10.679	9.528
- of which machine-to-machine (millions)	7.845	6.817
Fixed services
Number of fixed lines (millions)	2.502	2.651
Number of IP-VPN accesses (thousands)	297	296
Number of XoIP connections (thousands)	87	83
World
Number of IP-VPN accesses worldwide (thousands)	355	353

 * Excluding customers of MVNOs.

** Key figures by European country are posted on the Group website, orange.com, under the Investors section, in the document titled "Orange investors data book Q2 2018", which can be accessed directly from the following link:

https://www.orange.com/en/Investors/Results-and-presentation/Folder/All-consolidated-results

Appendix 8: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA: reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow: corresponds to adjusted EBITDA less CAPEX. Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[15]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] With the exception of the International Carriers & Shared Services segment.

[2] These objectives, initially announced on the basis of the financial data presented in IAS18 standard, are maintained with the application of the new accounting standard IFRS15 implemented since January 1, 2018. They do not include the effects of the new IFRS16 standard, which will come into effect on January 1, 2019.

[3] On an historical basis, revenues in the 1st half of 2018 were up 0.9% compared to the 1st half of 2017. This includes the impact of foreign exchange rate fluctuations (-0.9 points), with the decline in the US dollar, Egyptian pound, Jordanian dinar, Guinean franc and Moroccan dirham, partially offsetting the rise in the Polish zloty.

[4] Download speeds greater than or equal to 100 Mbps.

[5] In particular the payment of the balance of the 2017 dividend.

[6] The Group has appealed and the amount recorded will therefore not necessarily be the amount paid at the end of the proceedings.

[7] The ex-dividend date is set on 4 December 2018 and the record date on 5 December 2018.

[8] Fibre to the home.

[9] Fixed Only narrowband corresponds to traditional fixed-line telephony services.

[10] Excluding machine-to-machine.

[11] Financial data and key figures by country for Europe are on the Group website, orange.com, within the Investors section, in the document titled "Orange investors data book Q2 2018", which can be accessed directly with the following link: https://www.orange.com/en/Investors/Results-and-presentation

[12] 4G is available in 11 countries (excluding associates and joint ventures): Botswana, Cameroon, Côte d'Ivoire, Egypt, Guinea-Bissau, Jordan, Liberia, Madagascar, Mali, Morocco and Senegal.

[13] Excluding machine-to-machine.

* Mobile revenues include mobile services, sales of mobile equipment invoiced to companies and incoming company mobile traffic invoiced to other carriers.

[14] Excluding machine-to-machine.

[15] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 26, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations